flyExclusive, Inc.

2860 Jetport Road

Kinston, NC 28504

April 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell

Re:	Acceleration Request flyExclusive, Inc. Registration Statement on Form S-3 Filed March 27, 2026 (File No. 333-294687)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), flyExclusive, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on April 10, 2026 at 4:15 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes Donald R. Reynolds, Alexander M. Donaldson, Nicholas C. Massey, and/or Christopher P. Agoranos of Wyrick Robbins Yates & Ponton LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Donald R. Reynolds at (919) 865-2805. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Reynolds via email at dreynolds@wyrick.com.

Very truly yours,

FLYEXCLUSIVE, INC.

By:	/s/ Thomas James Segrave, Jr.
Thomas James Segrave, Jr.
Chief Executive Officer and Chairman

cc: Donald R. Reynolds, Wyrick Robbins Yates & Ponton LLP